January 29, 2025

Kwok Yiu Keung
Chief Executive Officer
K-Tech Solutions Company Limited
Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

       Re: K-Tech Solutions Company Limited
           Draft Registration Statement on Form F-1
           Submitted on January 2, 2025
           CIK 0002049187
Dear Kwok Yiu Keung:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
General

1. We note throughout your registration statement that you state you do not have operations in mainland China. However, your website appears to indicate a production plant in Guang Dong Province, China, and provides the contact information for such facility next to the information for your main Hong Kong office. Please advise or revise.
Cover Page

2. We note that you are issuing Representative Warrants to the Representative. Please
       disclose this on the cover page and, if true, state that the warrants and the shares
 January 29, 2025
Page 2

       underlying the warrants are also being registered in this registration statement.
Summary
The Offering, page 12

3. We note that you state the underwriters will have an option to purchase additional
       Class A Shares within 30 days, however, on the cover page you state the underwriters will have a 45 day overallotment option. Please revise.
We are exposed to risks relating to our suppliers that manufacture our products, and we may not be able to successfully establish and operat, page 28

4. We note your disclosure on page 28 that you are dependent on Fully Starise Limited, a third-party supplier, to manufacture and supply your products. Please expand your disclosure to describe the material terms of your long term supply agreement and file any material manufacturing agreements as exhibits to the registration statement. Please also disclose the risks of this reliance and any disruptions you have
       experienced due to such reliance.
Use of Proceeds, page 48

5. We note that you intend to use the proceeds from the offering for "potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries." If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. Refer to Item 3.C of Form 20-F.
Capitalization, page 50

6. Please revise the indebtedness section of the table to include both your short and long-
       term bank loans, as well as amounts due to related parties.

Liquidity and Capital Resources
Cash Flows
Cash Provided by (Used in) Operating Activities, page 58

7. Your current discussion of cash flows from operating activities appears to be a recitation of the reconciling items identified on the face of your statement of cash flows. Please revise to discuss the material changes in the underlying drivers that affected your operating cash flows, particularly in regard to working capital, between periods. Refer to Section IV.B.1 of SEC Release No. 33-8350.
Business , page 67

8. We note your disclosure on page 26 that the majority of your customers reside in
       Hong Kong, however, the disclosure on page 28 states that your customers are mainly located in North America and Europe. Please revise for this inconsistency throughout your registration statement. Additionally, please revise to provide the information required by Item 4.B.2 of Form 20-F.
9. Please provide the information required by Item 4.B.4 of Form 20-F. January 29, 2025
Page 3


Management
Family Relationships, page 78

10. We note your disclosure on page 78 that there are no family relationships among the directors and executive officers, however, disclosure on page 3 indicates that Kwok
       Yiu Keung and Kwok Yiu Wah are brothers. Please revise or advise as to this inconsistency, as well as disclose any other family relationships. Index to Combined Financial Statements, page F-1

11.    Please note the financial statement updating requirements provided in
Item 8.A.5
       of Form 20-F.
Notes to Combined Financial Statements, page F-7

12. Please remove the brackets from all disclosures contained in the notes to the financial statements. In this regard, we note you have included bracketed information in Note 1 with respect to the date the company acquired K-Mark Technology Limited as part of the reorganization and in Note 11 relating to ordinary share information.

Resale Prospectus, page Alt-1

13. We note your disclosure indicating that "such sales by the selling shareholder will not occur until after the Class A shares begin trading on Nasdaq Capital Market." Please revise to state the price at which the initial public offering shares will be sold prior to the sale of common stock by the selling shareholders.
14.    Please revise to include a table of contents for the resale prospectus.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

15. Please revise your revenue recognition policy to fully comply with the disclosure objective of ASC 606-10-50. In this regard, your footnote should include more fulsome information for users of financial statements to better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. For example, we were unable to find any disclosures surrounding the nature of your performance commitments as required by ASC 606-10-50-12, in addition to the disclosures required by ASC 606-10-50-8b and 50-9. Revise your footnote accordingly.
Segment Reporting , page F-12

16. Please revise your segment footnote to comply with the disclosure requirement outlined in ASC 280-10-50-21a.
       Please contact SiSi Cheng at 202-551-5004 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.
 January 29, 2025
Page 4



                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing
cc:   Lawrence Venick